Exhibit 4(m)

Form of Policy Endorsement (Fund Facilitation Fee)

WESTERN RESERVE LIFE	Administrative Office:
ASSURANCE CO. OF OHIO	4333 Edgewood Road N.E.
(A STOCK COMPANY)	Cedar Rapids, Iowa 52499
Home Office: Columbus, Ohio	(800) 851-9777

AMENDATORY ENDORSEMENT

The policy to which this Amendatory Endorsement is attached is amended to include the addition of the following Subaccounts:

Fund Facilitation Fee
AllianceBernstein VPS Balanced Wealth Strategy Portfolio	0.20%
Franklin Templeton VIP Founding Funds Allocation Fund	0.15%

If any of the above Subaccounts are elected, a Fund Facilitation Fee would be charged in addition to any policy fees and charges, and will be used in the calculation of net investment factor as described in the Accumulation Units and Variable Annuity Units provisions of the policy. The Fund Facilitation Fee will only be charged when money is allocated to one of the above Subaccounts and is guaranteed not to change during the life of the policy. The Fund Facilitation Fee is an annualized percentage taken from the daily net asset values of a fund share held in that Subaccount.

This endorsement takes effect and expires concurrently with the policy to which it is attached and is subject to all the terms and conditions of the policy not inconsistent herewith.

Signed for us at our home office.

SECRETARY	PRESIDENT

AE 1288 0608